ANNUAL 2013 INTL FCStone Inc. REPORT

Financial Highlights

ADJUSTED OPERATING REVENUES, MARKED-TO-MARKET (Non-GAAP)
dollars in millions


13
$467.3
12 (as restated)
$461.0
11 (as restated)
$410.7
10 (as restated)
$273.1
09
$97.5

ADJUSTED INCOME FROM CONTINUING OPERATIONS, BEFORE TAX (Non-GAAP)
dollars in millions


13
$11.5
12 (as restated)
$22.6
11 (as restated)
$47.0
10 (as restated)
$22.0
09
$20.2

TOTAL ASSETS
dollars in millions


13
$2,848.0
12 (as restated)
$2,953.0
11 (as restated)
$2,632.0
10 (as restated)
$2,019.8
09
$1,555.7

TOTAL ADJUSTED STOCKHOLDERS' EQUITY (Non-GAAP)
dollars in millions


13
$338.1
12 (as restated)
$322.8
11 (as restated)
$298.0
10 (as restated)
$250.7
09
$245.7

ADJUSTED NET ASSET VALUE PER SHARE OUTSTANDING AT SEPTEMBER 30 (Non-GAAP)


13
$17.61
12 (as restated)
$17.00
11 (as restated)
$15.98
10 (as restated)
$14.24
09
$14.16

1 2013 INTL FCStone Annual Report

Selected Summary Financial Information

FISCAL YEAR ENDED SEPTEMBER 30 *(in millions, except share and per share numbers)*

INCOME STATEMENT	2013	2012	2011	2010	2009
		As Restated	*As Restated*	*As Restated*	
Operating revenues	$478.4	$454.2	$419.1	$267.1	$90.6
Interest expense	12.5	11.6	11.3	9.9	8.0
Non-interest expenses	443.3	426.8	352.4	241.2	69.3
Income from operations, before tax and discontinued operations	22.6	15.8	55.4	16.0	13.3
Income tax expense	3.3	3.1	20.9	5.7	2.6
Income (loss) from discontinued operations, net of tax	-	-	0.2	0.6	(1.1)
Income before extraordinary (loss) income	19.3	12.7	34.7	10.9	9.6
Extraordinary (loss) income	-	-	-	(7.0)	18.5
Net income	19.3	12.7	34.7	3.9	28.1
Add: Net (loss) income attributable to noncontrolling interests	-	0.1	0.1	0.3	(0.5)
Net income attributable to INTL FCStone common stockholders	$19.3	$12.8	$34.8	$4.2	$27.6
Diluted earnings per share	$0.97	$0.64	$1.83	$0.23	$2.80
Average diluted shares outstanding	19,068,497	19,156,899	18,567,454	17,883,233	10,182,586
BALANCE SHEET					
Total assets	$2,848.0	$2,953.0	$2,632.0	$2,019.8	$1,555.7
Total stockholders' equity	$335.4	$313.2	$292.6	$240.1	$238.8
Common shares outstanding at September 30	19,209,157	18,984,951	18,642,407	17,601,535	17,350,727
UNAUDITED ADJUSTED FINANCIAL DATA (Non-GAAP) - SEE NOTE BELOW					
Adjusted operating revenues, marked-to-market	$467.3	$461.0	$410.7	$273.1	$97.5
Adjusted income from continuing operations, before tax	$11.5	$22.6	$47.0	$22.0	$20.2
Adjusted net income attributable to INTL FCStone common stockholders	$12.4	$17.0	$29.6	$7.9	$32.0
Total adjusted stockholders' equity	$338.1	$322.8	$298.0	$250.7	$245.7
Adjusted net asset value per share outstanding at September 30	$17.61	$17.00	$15.98	$14.24	$14.16
Change in adjusted operating revenues from prior year	1%	12%	50%	182%	11%
Adjusted net income to adjusted operating revenues	3%	4%	7%	3%	33%
Increase in adjusted stockholders' equity from prior year	5%	8%	19%	2%	218%
Return on average adjusted stockholders' equity (a)	3.8%	5.5%	10.8%	6.0%	16.0%

Note: The unaudited data (non-GAAP) has been adjusted for unrealized gains in commodities inventory, which is stated at the lower of cost or market value under GAAP, and unrealized values of forward commitments to purchase and sell commodities. For a reconciliation of the unaudited adjusted financial data (non-GAAP) to audited data (GAAP), see "Item 6. Selected Financial Data" in the Company's Annual Report on Form 10-K for the year ended September 30, 2013, which is included as part of this Annual Report to Stockholders.

(a) Return on average adjusted stockholders' equity for 2010 excludes $7.0 million extraordinary loss resulting from purchase price adjustments related to the FCStone transaction. Return on average adjusted stockholders' equity for 2009 excludes $18.5 million extraordinary gain related to the FCStone transaction.

Current Drivers of Our Strategy The rapidly changing regulatory environment and customers’ desire to transact with well-capitalized counterparties has made the financial sector more capital-intensive and has increased costs. This has resulted in industry consolidation, as smaller players are driven out of the market and larger banks are forced to deal with increased regulatory and capital requirements to the detriment of smaller customers. We believe we are uniquely placed to take advantage of these industry trends. We have developed a broad product capability, and the regulatory status and global footprint to allow us to maximize the opportunity to consolidate our strength as a mid-sized industry player. This, in turn, allows us to take advantage of both the consolidation of the lower end of the market and the re-positioning of banks. We are a leading independent clearing FCM (Futures Commission Merchant), one of the few non-bank Swap Dealers (registered under the recent Dodd-Frank legislation) and a registered broker-dealer in the U.S. We have regulatory authorizations for virtually all financial services except deposit-taking in the UK and Ireland, and have regulated affiliates in Brazil, Argentina, Dubai, Australia and Singapore. Each of our businesses is volatile and their financial performance can change due to a variety of factors that are both outside of management’s control and not readily predictable. To address this volatility, we have diversified into a number of uncorrelated products and businesses as well as geographically. Customers We have more than 20,000 accounts representing approximately 11,000 separate customers, located in more than 100 countries, including producers, processors and end-users of nearly all widely traded physical commodities; commercial counterparties who are end-users of our products and services; governmental and non-governmental organizations; and commercial banks, brokers, institutional investors and major investment banks. All of these customers seek to mitigate financial price-risk embedded in their business processes, requiring efficient access to the capital markets. Over the last three years we have aggressively invested in new growth markets in Asia, Europe, Australia, Latin America and Canada, where we see opportunities to deliver our services to mid-market customers that are not well-served by local players. The opportunities for us vary from a need by mid-sized commercial entities for more sophisticated risk management as exposure to markets increases, to emerging markets looking for more comprehensive access to international futures and securities exchanges. Our customer- centric approach tends to lead to long-term customer relationships and annuity-like revenue for the Company. Overview INTL FCStone is an independent financial services firm employing nearly 1,100 professionals in eleven countries. We focus on providing our commercial and institutional customers with efficient access to the global markets, enabling them to mitigate or gain from their market exposures, efficiently access liquidity, buy or sell physical commodities and make global payments. We execute and clear futures, options on futures, swaps, securities, and foreign exchange in most global financial marketplaces, buy and sell physical commodities, and provide a wide variety of services, including risk and corporate finance advisory services and global payments. We act as an execution broker and clearer, and in certain markets we may act as a liquidity provider or offer customized risk-management structures not available in the traded marketplace. We are a customer-centric organization and tailor our services to our customers’ requirements. These services range from high-touch risk management advisory services, including detailed proprietary market data and analytics, to low-touch electronic and direct market access, including a full range of post-trade support services. Strategy We focus on niche products and/or customer segments that are generally overlooked or under-served by the larger players in our industry, while offering a broad range of services and capabilities in almost all markets and asset classes. This strategy focuses on higher-margin activities, allowing us to earn an appropriate return and attain a discernible franchise status in these niche areas with an opportunity to leverage these relationships into a broader product offering. We aim to be recognized as a successful mid-size financial services firm, providing a wide range of financial services to a high quality, predominantly mid-market commercial and institutional customer base. We use a centralized and disciplined process for capital allocation, risk management and cost control, while delegating the execution of strategic objectives and day- to-day management to experienced individuals. This requires high-quality managers, a clear communication of performance objectives and strong financial and compliance controls. We believe this strategy will enable us to build a scalable and significantly larger organization that embraces an entrepreneurial approach to business, supported and underpinned by strong central controls. I 3 2013 INTL FCStone Annual Report Overview of Business and Strategy

Products & Services Offered • Risk Management Advisory Services • Futures/Clearing/Brokerage • OTC and Structured Products • Physical Trading in Select Commodities • Global Payments and Treasury Services • Securities Execution and Trading • Investment Banking and Advisory Services • Foreign Exchange Trading • Market Information • Asset Management Fast Facts • Ranked #39 on the 2013 Fortune 500 list of the largest U.S. corporations • Executive management has significant ownership • 1,094 Employees as of September 30, 2013 • 20,000 accounts representing approximately 11,000 consolidated customers, in more than 100 countries through a network of 33 offices • Fiscal year 2013 adjusted operating revenues were a record $467.3 million, up 1%, and adjusted net income attributable to common stockholders from continuing operations was $12.4 million, down 27% $338.1 $2.8 20,000 ADJUSTED STOCKHOLDERS’ EQUITY $338.1 million as of September 30, 2013 TOTAL ASSETS $2.8 billion as of September 30, 2013 20,000 ACCOUNTS representing approximately 11,000 consolidated customers

Chairman’s Letter To Stockholders As noted in both my letter to stockholders and the CEO’s letter in last year’s annual report, ever since the financial crisis of 2007-2008, the financial industry has been experiencing profound change on both the regulatory and the commercial fronts. From a regulatory perspective, it has been a time of almost continual turmoil. For example, the so-called “simple and common- sense reform” represented by the Volcker rule is now, in its final version, explicated by a tome of almost one thousand pages. As a result, a company such as ours, which has followed a highly successful growth strategy, has found itself facing, as a regular part of its business, regulatory and compliance changes of a magnitude that were inconceivable a few years ago. Thus in fiscal year 2010 our Legal and Compliance headcount was 16, by fiscal year 2013 headcount had grown to 46 and compensation and related expenses had grown from approximately $1.5 million to approximately $5.7 million over the same period. The best that can be said about these regulations, from a business point of view, is that the regulatory constraints are now such that a “moat” has been established around the companies in the financial industry that will make it difficult for new entrants to succeed. Indeed, I question whether in the current environment we could have achieved the growth we have experienced over the past decade. In terms of revenues, fiscal 2013 was a disappointment. Adjusted operating revenues were approximately $467 million, compared to approximately $461 million for fiscal 2012, with the growth constrained as a result of a decline of some $36 million in our agricultural commodities business. This decline reflected a reduction in hedging activities due to severe drought conditions in the U.S. and lower volatility and commodity prices, and, very likely, caution in dealing in the financial markets after the bankruptcies of MF Global and Peregrine. In addition to the declining volumes, the Company faced another year of nearly zero percent interest rates on cash balances. However, we remain optimistic that with the recovery in crop volumes, our client base will increase its hedging activity in fiscal 2014. The decline in revenues in our largest business segment was offset by year-on-year increases in most of our other businesses, thereby allowing us to achieve stability in our revenues. It should also be noted that one of the few other business units that experienced a revenue decline during the past fiscal year was our physical base metals business, which we exited during the course of the year. Although our revenue results are not satisfactory, management is conscious of the Company’s high degree of dependency on the agricultural commodities business, and continues to invest in and expand our other businesses in order to achieve contra-cyclicality. Subsequent to our fiscal year end we announced that, during the final review of our 2013 financial results, we determined that errors which occurred during the integration of INTL Hanley (now known as INTL FCStone Markets) into our business resulted in a revenue overstatement over the prior three years amounting to approximately $9.5 million ($5.9 million after tax). As a matter of perspective, during this same period INTL FCStone had revenues well exceeding a billion dollars. Nonetheless, we will review our processes closely and take any required actions. You can rest assured that we and the management, who are among the Company’s largest stockholders, remain optimistic about the future and confident in our ability to once again grow rapidly as we have done over most of the past decade, and to reward you, our stockholders, for your continued support. JOHN RADZIWILL Non-Executive Chairman F 5 2013 INTL FCStone Annual Report

Chairman’s Letter To Stockholders Compound Growth 2009-2013: ADJUSTED OPERATING REVENUES 40% ADJUSTED INCOME FROM CONTINUING OPERATIONS, BEFORE TAX 2% ADJUSTED STOCKHOLDERS’ EQUITY 34% ADJUSTED NET BOOK VALUE PER SHARE 16%

Chief Executive’s Report All of our businesses depend on customer volume and this, in turn, is directly affected by absolute price levels (at least relative to recent history) that dictate when customers choose to hedge, as well as by volatility, which generally encourages hedging and widens our margins. In most of our activities, we have had neither of these factors working for us, with commodity prices hitting multi-year lows and volatility declining. These market headwinds have been exacerbated by historically low interest rates, meaning negligible interest revenue on our customer segregated funds for several years now. Added to these factors were the time, effort and material cost incurred in exiting our physical base metals business. Strategically this business no longer met our criteria and we had to make a tough decision to reallocate this capital to higher-margin activities. This had a negative $10 million adjusted pre-tax or $6 million after-tax impact on our 2013 results, which will in future years be reported under the heading of discontinued operations. On the positive side, we were pleased to see record results from our payments and securities businesses, which are now established as key franchises in their market space. In our core commodities business, we had pockets of good performance in some of our smaller verticals such as softs (principally coffee, cocoa, sugar, cotton and palm oil), and our LME metals business continued to ramp up. However, this good news was offset by much lower revenues from our core grains business, largely due to the aftereffects of the 2011-2012 U.S. drought, which reduced the volume of activity from futures customers. This trend was exacerbated by lower prices and lower volatility, which significantly reduced related structured products volume. During the course of performing our year-end procedures, we determined we had overstated our earnings by an aggregate $9.5 million pre-tax or $5.9 million after tax during the 2010, 2011 and 2012 fiscal years, which required us to restate our financial statements for fiscal 2011 and 2012. These errors related to the July 2010 acquisition and subsequent integration of the Hanley swaps business, during a period when the volume of business ramped up dramatically. We believe the transparency that a public company affords is a long-term advantage to our business and a key differentiator compared to many of our private peer group companies, where there is limited transparency. This requires us to hold ourselves to a higher standard and we will be reviewing and, as necessary, re-engineering our control processes to ensure that we have a sufficiently robust control environment to discharge this obligation. The financial services industry has been subject to unrelenting and accelerating regulatory change both in the U.S. and abroad. The practical implications of the Dodd-Frank Act, as well as an extensive list of new customer protection rules issued by the Commodity Futures Trading Commission (“CFTC”) that are scheduled to take effect, in most cases, in January 2014, has required us to implement complex and far-reaching changes in the way we do business. Indeed, these regulatory changes are having a profound impact on the structure of the financial markets and how they function. The long-term impact on the industry is difficult to forecast. By way of example, our newly regulated swap dealer (“SD”) is now subject to more than 700 specific regulations with which we have to ensure continuous and demonstrable compliance. We registered INTL 7 2013 INTL FCStone Annual Report Fiscal year 2013 was in every way a challenging year for INTL FCStone and probably the most challenging I have experienced since joining the Company. While we recorded net earnings of $19.3 million (GAAP), or $11.5 million on an adjusted basis, our financial performance fell short of our expectations for a second year in a row. We experienced a wide disparity in the performance of our various businesses, with the payments and securities businesses exhibiting strong growth and record results, although more than offset by weaker performance from our largest business -- the agricultural commodities business. “We believe the transparency that a public company affords is a long-term advantage to our business and a key differentiator...” A

FCStone Markets, LLC as a swap dealer in response to Dodd-Frank, which has created competitive advantages for us over our competitors, many of whom have not responded as quickly as we have. We believe that our network of regulated financial services subsidiaries in the U.S., Canada, the United Kingdom, Brazil, Argentina, Dubai, Singapore, Australia and China places us at the forefront of mid- size financial services firms. Overview of Business Units INTL FCStone has grown dramatically over the last 10 years to a global organization with nearly 1,100 professionals in more than 12 countries serving 20,000 accounts for more than 11,000 separate organizations with a wide spectrum of products, services and capabilities. Our strategy was and remains to focus on niche products and/or customer segments that are generally overlooked or under-served by the larger players in our industry, while offering a broad range of services and capabilities in almost all markets and asset classes. This strategy focuses on higher-margin activities, allowing us to earn an appropriate return and attain a discernible franchise status in these niche areas with an opportunity to leverage these relationships into a broader product offering. We are becoming recognized as a successful mid- size financial services firm, providing a wide range of financial services to a high quality, predominantly mid-market commercial and institutional customer base. I believe it would be useful in this letter to provide our stockholders and customers with an updated and more comprehensive description of our business units, which will be embodied in our upcoming filings and presentations. Commodities Through our network of brokers at FCStone, LLC, we provide a high-value, high-touch service to mainly mid-market commercial customers looking to hedge the risks embedded in their commercial business operations. Our objective for these customers is to minimize price risk and help them to enhance the amount and certainty of their operating profits. We offer a wide range of products from listed futures and options, to vanilla look-a-like OTC and swap instruments through INTL FCStone Markets that offer greater flexibility, to structured products designed for customized solutions. We also offer risk- management consulting services to less sophisticated commercial entities, quantifying and monitoring their exposure to various risks, advising on how to control and hedge those risks, and providing post-trade reporting against specific objectives. We deliver these services in a variety of ways depending on customer needs and sophistication, ranging from high-touch consulting services, to voice execution, to lower-touch electronic execution of trades. Generally, customers direct their own trading activity, and risk management consultants do not have discretionary authority to transact trades on behalf of customers. Our value-added approach generally results in long- term, high-quality relationships that provide us with an ongoing annuity. Our customer base is geographically diverse and active in almost every widely traded commodity. Our largest sector concentration is in grains (corn, wheat and soy), where we have significant market share. We also earn meaningful revenues in the softs (coffee, sugar, cotton, cocoa, palm oil, etc.), energy and metals sectors, the latter principally in the London Metal Exchange (“LME”) markets. The commodities business was acquired when we merged with FCStone in 2009. FCStone was a leader in the commodities risk-management business, starting as a cooperative serving the U.S. Midwest grain market. This capability has now expanded to serve other commodity verticals and geographic areas around the world. We believe that we are now recognized as having a pre-eminent position with commercial grain customers and a growing franchise in metals (on the LME) and soft commodities. We also now have a recognized franchise in the U.S., Brazilian, Chinese and Australian commodity markets. The potential market for our services is vast, with almost every commercial company having some form of commodity or financial risk that impacts their financial results. In our physical commodities business, we commit our capital and expertise to allow our producer and consumer customers to effectively manage their exposure and work to enhance profitability through customized programs designed to mitigate risk. These programs use spot, forward and options instruments, physical purchase and sales, location swaps, leases, consignment accounts, contractual purchase and sale agreements and the ability to price in foreign currency.

In our physical business, we act as principal and generally seek to run a matched book and hedge all underlying price risks. We operate a commodity financing and facilitation business that provides working capital to commercial commodity-related companies against physical inventories, including soft commodities, grain and feed ingredients, lumber, meats, energy products and renewable fuels. Our customers include a wide variety of commercial entities globally, including banks, producers, fabricators, refiners, recyclers, traders and manufacturing entities, scrap merchants, wholesale jewelry merchants, producers of ethanol and biodiesel products, soft commodities and grain and feed merchandising entities and some of our commercial risk-management customers. Payments and Foreign Exchange INTL FCStone provides international payment solutions to banks, commercial businesses, charities, non-governmental organizations (NGOs) and government organizations. We do not deal with individuals and do not deliver cash. We offer payment services in more than 150 countries, more than any organization in the world, with competitive and transparent pricing. Through technology platforms and a commitment to customer service, we are able to provide simple, fast and secure execution, ensuring electronic delivery of funds in any of these countries in the shortest time possible. We have built a global network of correspondent banks, operate bank accounts in more than 120 countries and are able to receive and disburse funds from these local accounts. We maintain modest balances in certain of these countries to efficiently satisfy customer demand. We are also able to aggregate customer demand to obtain better execution costs locally. The payments business started organically 10 years ago as part of our foreign exchange activities, which were focused on smaller, less liquid currencies in the developing world. We recognized that we were able to access foreign exchange rates that were significantly more competitive than those offered by the large international banks for payments to these countries. Our original customer focus was on charities, NGOs and governmental aid agencies, given their broad focus on difficult markets, but over time we expanded the business to include large multi-national corporations. We believe that we are the dominant provider of payment services to the charitable and NGO community. More recent development of our proprietary technology, largely completed in fiscal 2013, combined with becoming a SWIFT (Society for Worldwide Interbank Financial Telecommunication) member, has allowed us to offer our services to large money center and global banks looking for more competitive international payments services. Our customers now include the largest international banks in the world as well as a large number of smaller regional and money center banks. The vast majority of our payments are now “no touch” and executed electronically from the order initiation by the customer through SWIFT messaging to the local bank to the execution of final payment instructions. This has resulted in our transactional costs being reduced substantially, allowing us to compete for smaller payments that constitute a much larger aggregated revenue opportunity for the organization. The total value of international payments made every year is extremely large, with the size and method of transfer varying significantly. The key drivers of the market segment that we serve are based on the level of cross-border transactions in goods and services, which continues to exhibit strong growth. While the market is traditionally served by banks, there are an increasing number of new entrants leveraging technology to provide niche payment services. We believe that we have developed a unique capability that cannot easily be replicated, including the use of proprietary technology that provides an efficient and effective service to our customers, an unparalleled network of banks around the world that provide competitive exchange rates, dominant market position in key markets, a global footprint allowing us to position our marketing and trading staff close to our key customers and markets, local regulatory permissions in key markets, effective risk management and robust compliance. We believe that we have developed a proven capability for the Company in a very large marketplace that, with the technology assets we have developed, is scalable and could handle significantly higher transaction volumes with minimal additional fixed costs. We are now a recognized franchise in the international payments arena and believe we can leverage this into a much bigger customer base. In our foreign exchange business we provide foreign exchange services to financial institutions, multi- national corporations and professional traders. We do not deal with retail accounts. As a clearing FCM, SD and market maker, we are able to provide our customers with the full range of exchange-listed 9 2013 INTL FCStone Annual Report and OTC products including 24-hour execution in spot, forwards, EFP and options, as well as NDFs in both liquid and exotic currencies. We also provide a wide range of structured product solutions to our commercial customers looking to find cost-effective hedging. Our objective is to deliver our customers efficient 24-hour execution in the global foreign exchange markets. We have leveraged our experience in both OTC and listed markets to provide our customers with access to liquidity. We offer proprietary technology with aggregated multiple liquidity streams that allows direct peer-to-peer trading combined with cleared prime brokerage. We also act as market makers in less-liquid currencies for our customers in less-liquid exotic markets as well as in structured products. In line with our strategy to differentiate our offering, we have focused on three key service niches: • high-touch hedging and execution services to commercial customers of the Company from simple forwards and options to structured and customized products; • access to deep pools of liquidity for financial institutions and professional traders through a wide range of market makers utilizing technology to provide low-latency execution; and • arbitrage activities between exchanges and OTC markets where we take advantage of pricing anomalies with the objective of eliminating any directional exposure to the market. The foreign exchange market is one of the largest financial markets, but the current regulatory changes could prove disruptive for the large incumbent players including the large banks. As an FCM, SD and broker-dealer in the U.S., we believe that we are ideally placed in this rapidly changing regulatory environment to provide all of our customers with comprehensive foreign exchange execution capability and potentially expand our customer base and global footprint. Securities Through INTL FCStone Securities Inc. (“INTL FCStone Securities”), a registered broker-dealer in the U.S., the Company provides a complete suite of execution services in securities. In line with our corporate strategy, we have focused on providing value-added solutions that facilitate cross border trading, which is more complex and involves foreign exchange transactions as well as an understanding of local market conventions, liquidity and settlement protocols. Our customers include U.S.-based regional and national broker-dealers and institutions investing or executing customer transactions in international markets, and foreign institutions seeking access to the U.S. securities markets. We are also a regulated broker-dealer in Argentina, where we are active in providing institutional executions in the local capital markets. We are one of the leading market makers in foreign securities, including unlisted ADRs and foreign ordinary shares. The Company makes markets in approximately 800 ADRs and foreign ordinary shares traded on the OTC market and will, on request, make prices in more than 8,000 other ADRs and foreign ordinary shares. We also provide a wide range of execution services across asset classes, including fixed income, equities and ETFs for domestic and internationally based financial services organizations on a commission basis. We also provide prime brokerage and “piggyback” clearing for international customers. When acting as a market maker, we provide liquidity for our customers, which requires us to manage and allocate capital effectively, maintain reliable technology and be connected to a wide range of liquidity sources including exchanges, other broker-dealers and market makers, electronic communications networks (ECN) and other liquidity sources. This business started 10 years ago as a specialist market maker in unlisted ADRs and gained a reputation as a leading franchise in this market niche serving the largest financial organizations in the U.S. More recently, we have been able to leverage this franchise and these customer relationships into a more broadly based high-touch agency execution “We are one of the leading market makers in foreign securities, including unlisted ADRs and foreign ordinary shares.”

model for international institutions. The acquisition of the Tradewire Securities (“Tradewire”) business in Miami accelerated this transition, bringing us relationships with the leading financial organizations in Latin America. The recent expansion of our clearing services capability through the November 2013 acquisition of the First American Trading and Capital Corp. business will further cement relationships with these customers. The global securities markets are large but have seen declining margins due to cheaper and more readily available technology providing direct market access (DMA), which leads to disintermediation of the traditional equity brokerage model. We believe that regulatory pressures and related costs combined with customers’ desire to reduce trading counterparties will lead to continued consolidation in the industry. Our strategy in this environment is to continue to act as a liquidity provider and market maker in less-liquid markets and to provide key customer niches with a high-touch, value- added service to facilitate execution across asset classes. Through INTL FCStone Securities, we also provide a full range of corporate finance advisory services for our customers. We seek to offer superior investment banking services to our middle market clients, including capital market solutions and a wide range of advisory services across a broad spectrum of industries. We apply experience and creativity to develop optimal capital structures. We have an experienced team with a long track record of executing corporate finance transactions around the world and established relationships with a wide range of capital providers. Our advisory services span mergers and acquisitions, liability management, restructuring opinions and valuations. We also have a growing franchise in infrastructure project finance focused on emerging markets. In Argentina, we are a leading participant in the issuance of domestic collateralized debt obligations and are active in other capital market activities. This business started six years ago with the acquisition of a boutique business in Buenos Aires. This activity has since leveraged its core capital markets activity to become one of the largest domestic asset management companies, with assets under management reaching $481.0 million during 2013. Our strategy is to leverage our core customer base of mid-sized commercial businesses and further build on our core competencies in commodities and emerging markets. In line with our overall corporate strategy, we have focused on under-served niche markets where we believe we have a discernible competitive advantage. By leveraging the Company’s endowments, we believe we can become a leading mid-market investment bank. The global investment banking and corporate finance advisory business has generally been challenging for most market participants, with reduced deal-flow and surplus capacity. We believe that there is a clear trend where advisory business is moving away from large banks to smaller independent firms, which are perceived to be free of conflict and can provide a high level of objective advice, creativity and exceptional expertise. We expect this trend to continue and are well placed to take advantage of it, especially in those industries where, as a firm, we have a clear and demonstrated industry expertise and competency. Clearing and Execution Services We provide competitive and efficient clearing and execution of exchange-traded futures and options for institutional and professional traders through our subsidiary, FCStone, LLC. Through its platform, customer orders are accepted and directed to the appropriate exchange for execution. We then facilitate the clearing of customers’ transactions. Clearing involves the matching of customers’ trades with the exchange, the collection and management of margin deposits to support the transactions, and the accounting and reporting of the transactions to customers. FCStone, LLC is a registered FCM and a clearing member of all major U.S. commodity futures “Our strategy is to leverage our core customer base of mid-sized commercial businesses and further build on our core competencies in commodities and emerging markets.” 11 2013 INTL FCStone Annual Report exchanges, including the Chicago Mercantile Exchange and its divisions, the Chicago Board of Trade, the New York Mercantile Exchange and COMEX; ICE Futures U.S., formerly known as the New York Board of Trade; and the Minneapolis Grain Exchange (“MGEX”). FCStone, LLC is one of the largest independent FCMs in the U.S., as measured by required customer segregated assets, not affiliated with a major financial institution or commodity intermediary, end-user or producer. As of September 30, 2013, FCStone, LLC had approximately $1.7 billion in required customer segregated assets. Revenues in our clearing activities are derived from clearing fees, commissions and interest earned on customer balances. The exact amount of interest retained is negotiated with each customer. We also charge a variety of fees for services and technology. Key costs for this business are employment costs and the costs of technology to provide the clearing service to our customers. The commodities business was acquired when we merged with FCStone in 2009. At the time of the acquisition, this business was re-structured to eliminate high-risk customers that accounted for the majority of the transaction volume. In line with our corporate strategy, we have focused on niche customers where we believe we can earn an appropriate risk-adjusted return, including floor traders and “locals” as well as mid-sized trading firms, CTAs and funds. We also look to leverage our capabilities and capacity by offering facilities management or outsourcing solutions to other FCMs that may not have the necessary scale to self-clear. The futures clearing business is a low margin, low-touch business that is highly competitive and characterized by surplus capacity, which has driven down returns. The industry has suffered from a number of well-publicized failures, which has led to increased regulation and a resultant increase in costs, as well as potentially more capital being required to support customer activity. This industry has generally been unprofitable due to low interest rates, which are a significant driver of clearing revenues. We have already seen meaningful consolidation in the industry, which is likely to continue until surplus capacity is removed, and capital committed to the industry earns an appropriate return. This is a scale business with high fixed costs and marginally incremental variable costs, which tends to force pricing down to the marginal cost point. Our response to this has been to maintain our margins and seek out customers that value our higher service levels and the fact that we are well-capitalized and one of the larger independent FCMs. Financial Results Management believes that the best way to assess our financial performance is on a fully marked- to-market basis. Our Form 10-K, included in this Annual Report, provides a detailed reconciliation of these numbers to the audited numbers. We will be reviewing our segment presentation in light of the growth of certain of our businesses. For the 2013 fiscal year net adjusted earnings were $12.4 million (2012-$17.0 million, as restated). This equated to an ROE of 4% -- significantly below our stated long-term target of 15%. Fiscal 2013 highlights: • Record adjusted operating revenues of $467.3 million. • Completed expansion and renewal of a three- year syndicated committed loan facility for $140.0 million. • Completed our first debt offering with a $45.5 million offering of Senior Notes due in July 2020. • Successfully registered INTL FCStone Markets, LLC as a swap dealer. • Increased capacity of global payments business with a successful migration to a new technology platform. • Successfully transferred the accounts and integrated the operations of Tradewire Securities, LLC. • Reached an agreement to transfer the accounts of First American Capital and Trading Corp., a transaction which closed in the first quarter of fiscal 2014, adding correspondent clearing service capabilities to our Securities segment. We experienced growth in adjusted operating revenues during fiscal 2013 compared to fiscal 2012. Net operating revenues, which represent operating revenues net of transaction-based clearing expenses, introducing broker commissions and interest expense, declined $8.8 million, primarily resulting from an increase in transaction-based expenses in the Securities and Clearing and Execution Services (“CES”) segments. All of our segments, with the exception of the Commodity and Risk Management Services (“C&RM”) segment, experienced operating revenue growth over the prior year. The decrease in our core C&RM operating revenues was primarily a result of declines in both exchange-traded and OTC transactional volumes in our soft commodities product line, which was constrained by the lingering effects of the consecutive 2011-2012 droughts in the United States on the agricultural commodity markets. The C&RM and CES segments continue to be constrained by historically low interest rates. Interest income earned on customer deposits declined 14% to $5.5 million, even though average customer assets on deposit, which generate interest income for us, increased $66.7 million over the prior fiscal year to $1.7 billion. The declines in C&RM revenues have been partially offset by the continued growth in operating revenues generated by the LME metals team, acquired during the first quarter of fiscal 2012. We will continue to operate this component of our base metals business, which assists our commercial customers in the execution of hedging strategies in the financial base metals markets. Operating revenues in our Foreign Exchange segment continued to increase, as the global payments product line added additional commercial banks and multi-national clients and successfully implemented a new technology platform which enables us to process increased volumes automatically, including smaller notional payments, without requiring the hiring of additional support personnel. The Securities segment continued to show strong growth following the acquisition of the accounts of Tradewire in the first quarter of fiscal 2013, as well as revenue growth in the Argentina and Latin America debt trading businesses. Operating revenues in our Other segment continued to increase, as revenues in both commodity financing and physical commodity origination business grew compared to fiscal 2012. Adjusted net income declined in fiscal 2013 compared to the prior year, primarily as a result of the decline in soft commodity product line revenues, the execution of the exit plan for the physical base metals business, as well as the increase in costs associated with the implementation of the Dodd- Frank Act legislation and other regulatory reform, primarily in the form of increased employee-related costs. However, this was partially offset by the $9.2 million gain recognized during the first quarter of fiscal 2013 on the sale of our shares in the LME and the Board of Trade of Kansas City, Missouri, Inc. (“KCBT”), following their acquisitions by the Hong Kong Exchanges & Clearing Limited and the Chicago Mercantile Exchange (“CME”), respectively. On an adjusted, non-GAAP basis, the performance of the physical base metals activities, including the aforementioned contract termination costs, resulted in an adjusted, non-GAAP pre-tax loss of $10.0 million in fiscal 2013. It has been a high priority for management to control costs and, where possible, realize synergies. During 2013 costs remained largely unchanged at $292 million despite increased costs, regulation, and increased overheads related to the acquisition of Tradewire, significant system enhancements and organic growth initiatives. We focus on keeping a variable cost model, and during 2013 our variable costs constituted 54% of total costs, down slightly from the prior year but still above our stated target of 50%. During the fourth quarter of fiscal 2013, we successfully completed an offering of $45.5 million aggregate principal amount of our 8.5% Senior Notes due in July 2020. This note offering, which was the first public debt offering in our history, provided a more diversified capital structure by adding medium term debt instruments to the Company’s publicly traded common shares and committed bank credit facilities. The Company concluded the year with adjusted stockholders’ equity of $338 million and total assets of $2.8 billion, compared to $323 million and $3.0 billion, respectively, the previous year, as restated. We remain very liquid, with approximately 93% of the Company’s assets in cash; and deposits and receivables from exchange-clearing organizations, counterparties and customers, and financial instruments owned, at fair value. As of September 30, 2013, the Company had committed bank facilities of $290 million, of which $61.0 million was outstanding. A more-detailed description of each of our operating segments is included under the Management Discussion and Analysis section of the attached 10-K filing. Looking Forward We are in the middle of a perfect storm, which has 13 2013 INTL FCStone Annual resulted in our returns being significantly below our expectations and our stated target, although our results may arguably be in line with, or even better than, our peer group companies. We have internally deliberated whether our business, as currently configured, can achieve our long-term objective of 15% ROE. Our recent results and imponderable industry factors would almost certainly indicate that we should consider reducing our target. However, we are mindful that we run our business for the long term, and that this is a long- term target and as such should not be reduced on the basis of short-term headwinds and cyclical circumstances. Accordingly, the question we are left with is whether the current headwinds are more permanent in nature and thus the “new normal” or a short-term phenomenon. It seems clear that the drought-related issues are cyclical and will reverse soon (indeed, recent crop estimates are proving this) and that the absolute price levels of commodities are part of a longer-term market cycle. Volatility may be subdued for a longer period than we have seen historically, largely due to the abnormal central bank activity in the markets both domestically and abroad. Even interest rates will revert to a more normal level at some point. So, in our view, all of these factors seem to be part of an inevitable market cycle, although in this case a longer cycle than we may be used to, given the unprecedented events of the last five years. However, the regulatory pressures combined with customers’ desire to transact with well-capitalized counterparties, have made the financial sector more capital-intensive and has increased costs, and this is likely a long-term phenomenon. This has resulted in industry consolidation, as smaller players are driven out of the market and larger banks are forced to deal with increased regulatory and capital requirements to the detriment of smaller customers. There is clear evidence that this consolidation has started and is perhaps even accelerating as scale efficiencies in both costs and capital become key success drivers. We have developed a global infrastructure that is unique for a mid-sized financial services firm. We have regulated operating subsidiaries in all the key financial markets and are capable of executing futures, options, securities, swaps and foreign exchange, and are well placed to take advantage of these industry trends. While we believe that most of our current headwinds will dissipate over time, achieving our long-term financial objectives will require us to achieve greater scale either through gains in market share or an industry consolidation, both of which we feel well positioned to do. The executive management team would like to thank all of our colleagues for their exceptional contributions during this extraordinary year, our Board and advisors for their guidance, our bankers for their financial support and our stockholders for entrusting their capital to us. SEAN M. O’CONNOR Chief Executive Officer

As a commodity risk-management firm specializing in helping companies weather volatile and unpredictable marketplaces across the globe, we at INTL FCStone know as well as anyone that the companies that succeed are the ones that focus on the future. 15 2013 INTL FCStone Annual

Our Locations Headquarters New York (US) 708 Third Avenue, Suite 1500 New York, NY 10017, USA Tel: +1 212 485 3500 Fax: +1 212 485 3505 www.intlfcstone.com US Offices Kansas City (MO) +1 800 255 6381 West Des Moines (IA) +1 800 422 3087 Chicago (IL) +1 800 504 5633 Orlando (FL) +1 800 541 1977 Bloomington (IL) +1 800 747 7001 Bowling Green (OH) +1 800 238 4146 Indianapolis (IN) +1 866 825 7942 Miami (FL) +1 305 925 4900 Minneapolis (MN) +1 800 447 7993 Nashville (TN) +1 615 724 2225 New York (NY) +1 212 766 0100 Omaha (NE) +1 800 228 2316 Spirit Lake (IA) +1 800 854 6490 St. Louis (MO) +1 800 888 4254 International Offices Asunción (Paraguay) +595 21 624 197 Beijing (China) +86 10 651 30855 Buenos Aires (Argentina) +54 11 4390 7595 Campinas (Brazil) +55 19 2102 1300 Cuiabá (Brazil) +59 59 7367 0901 Ciudad del Este (Paraguay) +595 21 624 197 Dubai (United Arab Emirates) +971 4 47 8500 Dublin (Ireland) +353 1 6349140 Goiânia (Brazil) +55 62 3432 7912 London (United Kingdom) +44 20 3580 6000 Maringá (Brazil) +55 44 3033 6800 Porto Alegre (Brazil) +51 3017 9150 Recife (Brazil) +55 81 3040 1900 São Paulo (Brazil) +55 11 3509 5400 Shanghai (China) +86 21 5108 1234 Singapore (Singapore) +65 6309 1000 Sydney (Australia) +61 2 809 42000 Winnipeg (Canada) +1 866 634 7392

Corporate Governance Statement The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations and accurate financial reporting. Executives The roles of Chairman and CEO are split. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors. Board Of Directors The Company has a Board of Directors consisting of two executive, one non-independent, and six non- executive directors, all six of whom are independent. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive directors. The Nominating & Governance, Audit and Compensation Committees are each composed of three independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert. Financial Reporting And Internal Control The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls and management has established a Risk Committee to establish and monitor compliance with risk policies. Investor Relations The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.intlfcstone.com. Forward-Looking Statements This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including adverse changes in economic, political and market conditions, losses from the Company’s activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward- looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company’s actual results will not differ materially from any results expressed or implied by the Company’s forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance. 17 2013 INTL FCStone Annual Report

Executive Directors Sean O’Connor Chief Executive Officer Non-Executive Directors John Radziwill Chairman Private Investor Company Director Paul G. (Pete) Anderson Vice-Chairman Retired Company President John M. Fowler Chairman Compensation Committee Member Nominating & Governance Committee Private Investor Independent Consultant Daryl Henze Chairman Audit Committee Independent Consultant Company Director Bruce Krehbiel Member Audit Committee Member Nominating & Governance Committee Chief Executive Officer Kanza Cooperative Association Eric Parthemore Chairman Nominating & Governance Member Compensation Committee Chief Executive Officer Heritage Cooperative, Inc. Diego Veitia Member Audit Committee Member Compensation Committee Private Investor Company Founder Corporate Headquarters 708 Third Avenue, Suite 1500 New York, NY 10017, USA Tel: +1 212 485 3500 Stock Listing The Company’s common stock trades on NASDAQ under the symbol “INTL”. Company Information To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Chief Financial Officer Bill Dunaway at the Stockholder Relations address or visit our website at www.intlfcstone.com. Stockholder Relations 1251 NW Briarcliff Parkway Suite 800 Kansas City, MO 64116, USA Phone: +1 866 522 7188 Annual Meeting The annual meeting of stockholders will be held at 10:00 am on Thursday, February 27, 2014 in Kansas City, MO, at the following address: Courtyard by Marriott Kansas City at Briarcliff 4000 North Mulberry Drive Kansas City, MO 64116 Officers William Dunaway Chief Financial Officer Brian Sephton Chief Legal & Governance Officer Peter J. Nessler, Jr. Executive Vice President - Commodities Scott Branch President R. Rene Friedman Vice President - Global Head of Legal & Compliance Bruce Fields Group Treasurer Tricia Harrod Vice President - Global Head of Risk Stock Transfer Agent And Registrar Computershare is the transfer agent and registrar for INTL FCStone Inc. Inquiries about stockholders’ accounts, address changes or certificates should be directed to Computershare. To contact by mail: Computershare 250 Royall Street Canton, MA 02021, USA Aaron Schroeder Group Controller David Bolte Corporate Secretary

708 Third Avenue, Suite 1500 New York, NY 10017, USA Visit our website to learn more: www.intlfcstone.com Tel: +1 212 485 3500 FOLLOW US